January 10, 2023

VIA EDGAR TRANSMISSION

Scott Lee, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Lee:

On October 5, 2022, the Registrant, on behalf of its proposed series, Inverse Cramer ETF and Long Cramer ETF (each a “Fund” and collectively, the “Funds”), filed amendments to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on November 23, 2022, you provided comments to the amendment to which we responded on December 13, 2022. You provided additional comments to me on December 22, 2022. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 2-1: The Staff insists that, in light of Jim Cramer’s lack of involvement with the Funds, the use of “Cramer” in the Funds’ names is misleading. The Staff’s position is that if a fund name includes a person or organization, such person or organization should have a substantive involvement with the fund. The Staff considers a single stock ETF to be distinguishable because such ETF refers to the stock of a public U.S. company and not to a specific person. Please revise the Funds’ names to address the Staff’s concern that the names suggest Jim Cramer’s involvement with the Funds. This may be done through additional terms in either Fund’s name. See generally, Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant has given the Staff’s position careful consideration and respectfully disagrees that the Funds’ names are misleading for purposes of the broader securities laws and, specifically, Rule 35d-1 of the 1940 Act. Nevertheless, the Registrant agrees to change the name of the Funds to “Inverse Cramer Tracker ETF” and “Long Cramer Tracker ETF”.

Comment 5-1 : Please boldface the first two sentences of the last paragraph under the heading “Principal Investment Strategies” in the Inverse Cramer ETF’s prospectus. Please use the same revised disclosure in the Long Cramer ETF’s prospectus.

Philip.Sineneng@ThompsonHine.com	Direct: 614.469.3217

Scott Lee, Esq. January 10, 2023 Page 2

 Response: The Registrant has amended its disclosures accordingly.

Comment 7-1: How do derivatives fit into each Fund’s 80% test? The Registrant responded that “Adviser expects all of the assets of each Fund to consist of securities mentioned by Cramer, except for cash or short-term investments” (emphasis added). If derivatives are part of the 80% test, please clarify the disclosure in the Prospectus that “at least 80% of the Fund’s net assets are invested in the inverse of securities mentioned by Cramer based on the market value of the securities at the time of the investment with the remainder of the Fund’s holdings in cash or cash equivalents.” If derivatives count towards each Fund’s 80% test, please confirm that their market value will be used to determine compliance with such test.

Response: The adviser has informed the Registrant that it does not intend to use derivatives as a primary investment strategy for either Fund. The Registrant has amended the Funds’ disclosures have been modified accordingly.

Comment 8-1: How is the Registrant’s response in Comment 8 that Cramer does not comment on foreign companies consistent with its disclosure of investing in securities of “domestic and foreign issuers”?

Response: The Registrant clarifies its response to Comment 8 to state that although Cramer does not comment on foreign companies, he does comment on foreign securities that trade in the U.S. as American Depositary Receipts. The Registrant has amended its disclosures to state the following:

The Fund goes long on stocks or ETFs, including Index ETFs and inverse Index ETFs, ~~that represent sectors that Cramer is negative on. The Fund uses Index ETFs and inverse Index ETFs~~ to take the opposite side of Cramer’s announced market or sector view. The Fund’s portfolio is comprised generally of 20 to 25 equally weighted securities of any market capitalization of domestic and foreign issuers through American Depositary Receipts, and/or ETFs if Cramer makes market or sector recommendations. ~~The Fund’s user of derivatives is not included in this tally.~~

The Registrant has added “ADRs Risk” as a principal investment risk of each Fund.

Comment 9-1: Please clarify whether the Fund invests in ETFs only to the extent Cramer makes market or sector recommendations. Please also revise the Fund’s disclosure to state that the Fund will engage in derivatives transactions in addition to 20-25 equally weighted equity securities. Finally, the Staff disagrees that the potential for Cramer’s prolonged absence from CNBC or Twitter is not a principal risk of the Funds. If Cramer were to become seriously ill or otherwise

Scott Lee, Esq. January 10, 2023 Page 3

incapacitated, what would be the impact to the Funds? Please consider and confirm whether such impact is a principal investment risk of either Fund.

Response: The Registrant refers to its response to Comment 7-1. The Registrant represents that the Fund will invest in ETFs only to the extent Cramer makes market or sector recommendations. The Registrant believes that the remote possibility that Cramer would be absent from CNBC or Twitter for a prolonged period of time poses no greater investment risk than the remote possibility of Cramer’s hyperactivity on CNBC or Twitter. Nevertheless, the Registrant believes that the risk of either scenario is adequately addressed in the Funds’ disclosure of “Management Risk” that the portfolio manager’s investment technique may not produce the intended results.

Comment 15-1: Please retain the second bullet under “Market Variance Risk” in the Item 4 disclosure of “ETF Structure Risk.”

Response: The Registrant has amended its disclosures accordingly.

Comment 16-1: Please confirm the accuracy of each Fund’s disclosure of Foreign Securities Risk given the Registrant’s response in Comment 8 that Cramer does not comment on foreign companies.

Response: The Registrant so confirms and refers to its response to Comment 8-1.

Comment 31: Please clarify what would “necessitate a sale” of a security other than Cramer’s recommendation to the hold such security as described in the second paragraph under the heading “Principal Investment Strategies.” It is unclear how a large market swing would require a sale unless Cramer suggested the opposite.

Response: The Registrant has amended its statutory disclosures to state the following:

The adviser may sell securities that have gone “stale”--i.e., have been held for several weeks with no further commentary by Cramer.  ~~If Cramer does not take any view on any of the securities in the Fund’s portfolio, the~~ The adviser further retains discretion to sell positions ~~once profit or loss targets are met, or~~ if market conditions such as large swings in either direction necessitate a sale because profit or loss targets are met and replace them with securities that meet the criteria of the Fund’s initial portfolio. Under normal circumstances, the Fund will hold positions no longer than a 5-day trading week.

Comment 32: What does “that meet the criteria of the Fund’s initial portfolio” mean as used in the second paragraph under the heading “Principal Investment Strategies”? Isn’t the initial portfolio one that seeks the inverse of Cramer’s positions? Why are profit or loss targets relevant

Scott Lee, Esq. January 10, 2023 Page 4

given the Fund’s objective to seek the inverse of Cramer’s recommendations? If the Adviser considers profit and loss target in security selection, please disclose those targets.

Response: The Adviser believes that offering a Fund seeking the inverse of Cramer’s views while achieving strong relative returns are compatible goals and that such Fund may and should be managed with such goals in mind. Like any investment adviser, it is vital that the Adviser retain the ability to make portfolio management decisions that benefit the Fund while not deviating from attempting to the meet the Fund’s investment objective. The Registrant respectfully is unwilling to disclose in the Prospectus specific profit or loss targets or other granular aspects of managing the Fund as that type of information is proprietary in nature.

Comment 33: Please clarify how the Adviser will vote proxies if the Adviser is not performing fundamental analysis and how the Adviser plans to vote proxies given the Funds’ strategy of either tracking or taking the inverse of Cramer’s stock picks.

Please clarify whether it is possible for the Adviser to take short and long positions in the same security at the same time on behalf either Fund. Does this present a conflict of interest for the Adviser? What controls are in place at the Adviser with respect to these conflicts of interest?

Response: The Adviser is aware of its fiduciary duty to vote proxies received by the Funds and it will vote such proxies consistent with its proxy voting procedures. The Adviser may utilize third-party proxy voting services to assist it with voting proxies.

It is likely that there will be times when the Long Cramer ETF may be long in a particular equity security and the Inverse Cramer Fund may have a short position in the same security as such dual positions would be consistent with the respective investment objectives of each Fund. It is expected that due to relatively small sizes of each Fund and the large capitalizations of the portfolio securities, transactions by one Fund will have no impact, or only a de minimis impact, on the other Fund. In other words, such transactions or positions would not impact the share price of the security in question. Nevertheless, the Adviser maintains compliance procedures designed to address conflicts of interests between its clients such as the Funds including procedures that govern trade aggregation and allocation.

Comment 34: If the Long Cramer ETF can invest in securities of any market capitalization, please include risk disclosure for “Large Capitalization Stock Risk” and corresponding principal investment strategy disclosure.

Response: The Registrant has added the following disclosure to the Fund’s Principal Investment Risks:

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Large Capitalization Risk:  The value of investments in larger companies may not rise as much as smaller companies, or larger companies may be unable to respond quickly to competitive challenges, such as changes in technology and consumer tastes.

Comment 35: Please add disclosure in the SAI that the Funds would need shareholder approval to become non-diversified.

Response: The Registrant has amended its disclosures to state the following:

Each Fund is a “diversified company” as defined by the Investment Company Act of 1940, as amended, which means at least 75% of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer. Each Fund requires shareholder approval to operate as a “non-diversified company.”

Comment 36: Please boldface the disclaimer that was added to the cover of the Prospectus.

Response: The Registrant has amended the cover accordingly.

Comment 37: If accurate, please expand the third sentence of the second paragraph under the heading “Principal Investment Strategies” to include Cramer’s announced sector view.

Response: The Registrant refers to its response to Comment 8-1.

Comment 38: Please confirm that the third sentence in the last paragraph underneath the heading “Principal Investment Strategies” is applicable to the Inverse Cramer ETF or revise as appropriate.

Response: The sentence referenced in Comment 37 is accurate. As stated, “[t]he adviser does not in all cases perform fundamental investment analysis of securities bought, sold and held by the Fund” (emphasis added). If Cramer suggests selling a security, the Fund will purchase that security in accordance with the Fund’s principal investment strategy. The adviser will not conduct any fundamental investment analysis of that security. The Registrant therefore respectfully declines to amend its disclosures.

Comment 39: Consider whether “Active Management Risk” is a principal investment risk of the Funds given that the principal investment strategy of both funds it to either take the opposite side

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from, or follow, the recommendations of Cramer and the disclosure that the adviser does not in all cases perform fundamental investment analysis of the securities bought, sold and held by the Fund.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to revise its disclosures. The Registrant’s inclusion of “Active Management Risk” is the recognition that neither Fund is designed to track an Index and therefore is not a passively managed ETF. As noted in each Fund’s principal investment strategy disclosures, the adviser retains discretion to engage in certain transactions to the extent Cramer’s recommendations “are (i) not well suited for ETFs, (ii) have an excessive level of risk, (iii) illiquid, or (iv) negatively impacting the Fund’s ability to meet IRS and [1940 Act] diversification requirements.” The Registrant believes that this is consistent with an actively managed ETF that justifies the risk disclosure.

Comment 40: In the second sentence of the second paragraph under the heading “Principal Investment Strategies,” consider whether the phrase “or ETFs that represent sectors that Cramer is negative on” should be deleted given the following sentence states that the Fund invests only in ETFs to reflect the opposite of Cramer’s market or sector view.

Response: The Registrant refers to its response to Comment 8-1.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench